UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 February 4, 2010
Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Weizmann Science Park
Building 22, 2nd Floor
Ness-Ziona 76100, Israel
+972 (8) 938-7505
 (Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by way of reference herein are the following exhibits:

Exhibit 1.1: Underwriting Agreement, dated February 4, 2010, by and among the registrant, Needham & Company, LLC and Roth Capital Partners LLC.

Exhibit 5.1: Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

Exhibit 23.1: Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (included in Exhibit 5.1).

This Report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form F-3 (File No. 333-163561), as amended, initially filed with the Securities and Exchange Commission on December 8, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.
(Registrant)
By:	/s/ Dror David
Dror David
Chief Financial Officer

Date: February 4, 2010